Exhibit 4.4

Rules

of the

RENTOKIL INITIAL PLC RESTRICTED SHARE PLAN

Committee adoption:	3 April 2023

Shareholders’ approval: Expiry date:	10 May 2023 Later of 10 May 2033 and the AGM in 2033

Table of Contents

1.	Meaning of words used	1

2.	Granting Awards	3

3.	Limits	6

4.	Vesting and exercise of Awards	6

5.	Lapsing	7

6.	Settlement of Awards	8

7.	Investigations	9

8.	Dealing Restrictions	9

9.	Holding Period	9

10.	Leaving	10

11.	Mobile Participants	11

12.	Takeovers and restructurings	11

13.	Exchange of Awards	13

14.	Variations in share capital	13

15.	Tax	14

16.	Terms of employment	15

17.	General	15

18.	Administration	17

19.	Changing the Plan and termination	18

20.	Governing law and jurisdiction	19

Schedule 1	Awards granted to US Taxpayers	20

Rentokil Initial plc - Restricted Share Plan (i)

Rentokil Initial plc Restricted Share Plan

1.	Meaning of words used

1.1	General

In these rules:

“ADS” means an American depository share representing 5 Shares, which is listed on the New York Stock Exchange;

“Award” means a Conditional Award, an Option or a Phantom Award;

“Award Date” means the date specified under rule 2.4 (Terms of Awards);

“Business Day” means a day on which the London Stock Exchange (or, if the Committee decides, any other stock exchange on which the Shares are traded) is open for the transaction of business, or if relating to ADSs only, it may mean a day on which the New York Stock Exchange (or, if the Committee decides, any other stock exchange on which the ADSs are traded) is open for the transaction of business;

“Committee” means the remuneration committee of the board of directors of the Company or another committee duly authorised by it. For the purposes of rules 12 (Takeovers and restructurings) and 13 (Exchange of Awards), it means those persons who were members of the Committee immediately before the relevant event;

“Company” means Rentokil Initial plc with registered number 5393279;

“Conditional Award” means a conditional right to acquire Shares or ADSs granted under the Plan;

“Control” means the power of a person to secure by means of the holding of shares or the possession of voting power or by virtue of any powers conferred by any articles of association (or other document), that the affairs of a body corporate are conducted in accordance with the wishes of that person;

“Dealing Restrictions” means any internal or external restrictions on dealings or transactions in securities;

“Dividend Equivalent” means a right to receive an additional amount, as set out in rule 6.3 (Dividend Equivalents);

“Employee” means any employee of any Member of the Group (excluding any executive director of the Company) and, for the purposes of rule 16 (Terms of employment), it includes a former employee;

“Exercise Period” means the period during which an Option may be exercised, starting when the Option Vests and ending on the 10th anniversary of the Award Date unless the Committee decides that a shorter period will apply under rule 2.4 (Terms of Awards);

“Expected Maturity Date” means the date that falls on the third anniversary of the Award Date or such other date that the Committee decides under rule 2.4 (Terms of Award) and, where a Holding Period applies, it is the date that the Holding Period is intended to start;

“Good Leaver Reason” means:

(i)	death;

(ii)	ill-health, injury or disability (evidenced to the satisfaction of the Committee);

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(iii)	retirement by agreement with the Participant’s employing company;

(iv)	redundancy within the meaning of the Employment Rights Act 1996 (or an equivalent in any jurisdiction);

(v)	the Participant’s employing company ceasing to be a Member of the Group;

(vi)	the business or part of the business that employs the Participant being transferred outside of the Group; or

(vii)	any other reason, at the discretion of the Committee;

“Group” means the Company and any company that is a subsidiary of the Company (within the meaning of section 1159 of the Companies Act 2006) and, for the purposes of rule 10 (Leaving), it includes associated companies in which the Company holds either directly or indirectly an interest in at least 20 percent of the issued share capital, or a company nominated as an associated company for this purpose by the Committee, and “Member of the Group” will be understood accordingly;

“Holding Period” will be as described in rule 9 (Holding Period);

“Leaves” means ceasing to be an employee (and ceasing to be a director) of all Members of the Group and “Leaving” will be understood accordingly;

“London Stock Exchange” means London Stock Exchange plc or its successor;

“Malus and Clawback Policy” means the Rentokil Initial plc Malus and Clawback Policy (as amended from time to time) and “Malus” and “Clawback” will be understood accordingly;

“Market Value” on any day means:

(i)	when Shares are listed on the London Stock Exchange and ADSs are listed on the New York Stock Exchange (or, if the Committee decides, any other stock exchange on which the Shares or ADSs are traded):

(a)	the price shown in the Stock Exchange Daily Official List (or the relevant foreign exchange list that performs a similar function) for the previous Business Day as the closing price for the Shares or ADSs (as appropriate) on that day (or if two closing prices are shown, the lower price plus one-half of the difference between those two figures); or

(b)	if the Committee decides, the average of the price determined under (a) above over such number of consecutive Business Days as the Committee decides, ending on the previous Business Day;

(ii)	otherwise, the market value of a Share or ADS as determined in accordance with Part VIII of the Taxation of Chargeable Gains Act 1992; or

(iii)	in either case, such value as the Committee may decide;

“Maturity” has the meaning given in rule 4.1 (Timing of Maturity and Vesting);

“New York Stock Exchange” includes any successor to the New York Stock Exchange;

“Option” means a right in the form of a nil-cost option to acquire Shares or ADSs granted under, and exercisable in accordance with, the Plan;

“Other Conditions” means any conditions imposed under rule 2.4.7;

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“Participant” means a person holding or who has held an Award or, after death, that person’s personal representatives;

“Performance Conditions” means any performance conditions imposed under rule 2.4.6;

“Performance Period” means the period in respect of which any Performance Conditions are to be satisfied;

“Phantom Award” means a conditional right granted under the Plan to receive a cash sum linked to the value of a number of notional Shares or ADSs;

“Plan” means the plan constituted by these rules and its schedules known as the Rentokil Initial plc Restricted Share Plan, as amended from time to time;

“Share” means a fully paid ordinary share in the capital of the Company;

“Tax” means any tax and social security charges (and/or any similar charges), wherever arising, in respect of a Participant’s Award or otherwise arising in connection with that Participant’s participation in the Plan; and

“Vesting” means:

(i)	in relation to a Conditional Award, a Participant becoming entitled to the underlying Shares or ADSs;

(ii)	in relation to an Option, the Option becoming exercisable; and

(iii)	in relation to a Phantom Award, a Participant becoming entitled to the cash sum,

and “Vest”, “Vested” and “Unvested” will be understood accordingly.

1.2	Interpretation

In this Plan, the singular includes the plural and the plural includes the singular. References to any enactment or statutory requirement will be understood as references to that enactment or requirement as amended or re-enacted and they include any subordinate legislation made under it.

1.3	Award tranches

Where an Award is made up of different tranches with different Expected Maturity Dates or dates of Vesting, each tranche will be considered a separate Award for the purposes of interpreting and administering this Plan, except for the purposes of rule 4.6 (Option tranches).

2.	Granting Awards

2.1	Eligibility

The Committee may only grant an Award to someone who is an Employee at the Award Date, and may not grant an Award to an Employee who is on notice to terminate their employment within the Group.

2.2	Timing of grant

Awards may only be granted within 42 days starting on any of the following:

2.2.1	the day on which the Company’s shareholders approve the Plan;

2.2.2	the Business Day following the day on which the Company’s results are announced or, where not announced, are published for any period;

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2.2.3	any day on which changes to the legislation or regulations affecting share plans are announced or take effect;

2.2.4	any day on which the Committee resolves that exceptional circumstances exist which justify the grant of Awards; and

2.2.5	the day Dealing Restrictions, which prevented the granting of Awards during the periods specified above, are lifted.

No Awards may be granted after the termination of the Plan.

2.3	Making an Award

Awards will be granted by deed or in any other way which ensures the Awards are contractually enforceable.

Participants will be notified of the terms of their Awards as soon as practicable.

The Committee may require Participants to accept Awards or specific terms and may provide for Awards to lapse if they are not accepted within the time specified.

The Committee may allow Participants to disclaim all or part of an Award within a specified period. If an Award is disclaimed, it will be deemed never to have been granted.

2.4	Terms of Awards

Awards are subject to the rules of the Plan.

The Committee will approve the terms of an Award, including:

2.4.1	the Award Date;

2.4.2	the Award type;

2.4.3	the number of Shares or ADSs subject to the Award or the basis for calculating the number of Shares or ADSs;

2.4.4	the Expected Maturity Date applicable to the Award or, where it is divided into tranches, the Expected Maturity Date for each tranche of that Award;

2.4.5	in the case of an Option, the Exercise Period;

2.4.6	if the Award is subject to any Performance Conditions, details of those Performance Conditions and the applicable Performance Period;

2.4.7	details of any Other Conditions;

2.4.8	that Dividend Equivalents will not apply, where that is to be the case;

2.4.9	that the Malus and Clawback Policy will not apply, where that is to be the case;

2.4.10	details of any Holding Period, including its length;

2.4.11	whether the Participant may be required to enter into any election for a particular tax and/or social security treatment in respect of an Award and/or any Shares or ADSs and any consequences of failing to make the election; and

2.4.12	whether the Participant may be required to enter into any agreement or other arrangement under the laws of any relevant jurisdiction to allow any Member of the Group to pass the cost of employers’ social security contributions arising in relation to the Award and/or any Shares or ADSs to the Participant.

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2.5	Performance Conditions

The Committee may make Vesting conditional on the satisfaction of one or more Performance Conditions.

The Committee may change or waive a Performance Condition in accordance with its terms or if anything happens that causes the Committee to reasonably consider it appropriate to do so. A changed Performance Condition will not be materially less or more difficult to satisfy than the original condition was intended to be at the Award Date.

The Committee will notify any relevant Participant as soon as practicable after any change or waiver.

2.6	Other Conditions

The Committee may impose other conditions on Vesting. The Committee may change or waive those other conditions in accordance with their terms or if anything happens which causes the Committee to reasonably consider it appropriate to do so.

The Committee will notify any relevant Participant as soon as practicable after any change or waiver.

2.7	Estimates or indications of performance

There may be an interim indication of the extent to which a Performance Condition or Other Condition will be met. Any indication will not guarantee any level of Vesting or limit the Committee’s discretion to decide the extent to which an Award will Vest.

2.8	Malus and Clawback

Awards will be subject to the Malus and Clawback Policy, unless decided otherwise by the Committee.

If there is any discrepancy between the Malus and Clawback Policy and the Plan, the Malus and Clawback Policy will prevail.

2.9	Shareholding Policy

Where a Participant is subject to the Shareholding Policy, the Shareholding Policy will apply to the Participant’s Awards and any Shares or ADSs acquired pursuant to those Awards. For these purposes “Shareholding Policy” means the Company’s shareholding policy that requires a minimum shareholding by certain individuals, as in force from time to time.

2.10	No payment

A Participant is not required to pay for the grant of an Award.

2.11	Administrative errors

If the Committee grants an Award:

2.11.1	in error, it will be deemed never to have been granted and/or will immediately lapse; and/or

2.11.2	which is inconsistent with any provisions in this Plan, it will take effect only to the extent permissible under the Plan and will otherwise be deemed never to have been granted and/or will immediately lapse.

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2.12	Phantom Awards

A Phantom Award will not confer any right to receive Shares, ADSs or any interest in Shares or ADSs. The Plan will be interpreted and applied to reflect the fact that Phantom Awards are granted in respect of notional Shares or ADSs only and are settled in cash rather than Shares or ADSs.

3.	Limits

3.1	Share limits

An Award may not be granted that would cause:

3.1.1	the total number of Shares (including Shares represented by ADSs) that have been Allocated in the previous 10 years (or could still be Allocated by virtue of rights granted) under the Plan and under any other employee share plans operated by the Company to exceed 10% of the ordinary share capital of the Company in issue; or

3.1.2	the total number of Shares (including Shares represented by ADSs) that have been Allocated in the previous 10 years (or could still be Allocated by virtue of rights granted) under the Plan and under any other discretionary employee share plans operated by the Company to exceed 5% of the ordinary share capital of the Company in issue.

3.2	Calculating the number of Shares

For the purposes of this rule 3 (Limits):

3.2.1	Shares are considered to be "Allocated" when allotted and issued as new shares, or transferred from treasury. However, if relevant institutional investor guidelines cease to require treasury shares to be taken into account for these purposes, then treasury Shares will not count towards these Share limits; and

3.2.2	where there has been a variation in the share capital of the Company as described in rule 14 (Variations in share capital), the number of Shares taken into account for the purposes of the Share limits will be adjusted as the Committee considers appropriate to take account of the variation.

4.	Vesting and exercise of Awards

4.1	Timing of Maturity and Vesting

Subject to rules 10 (Leaving) and 12 (Takeovers and restructurings):

4.1.1	Maturity of an Award will take place on the latest to occur of:

(i)	the Expected Maturity Date;

(ii)	the date it is decided that any Performance Conditions are satisfied; and

(iii)	the date it is decided that any Other Conditions are satisfied; and

4.1.2	an Award will Vest on the latest to occur of:

(i)	Maturity; and

(ii)	the end of any applicable Holding Period.

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4.2	Extent of Vesting

An Award will Vest to the extent that the Committee decides that any Performance Conditions and/or Other Conditions are satisfied.

4.3	Fractions

Where an Award would otherwise Vest over a fraction of a Share or ADS, the number of Shares or ADSs that will Vest will be rounded down to the nearest whole Share or ADS.

4.4	Overriding discretion

The Committee may adjust the extent to which an Award will Vest if it considers the extent of Vesting would otherwise not be appropriate, including when considering:

4.4.1	the wider performance of the Group, any Member of the Group or any business area or team;

4.4.2	the conduct, capability or performance of the Participant;

4.4.3	the experience of stakeholders;

4.4.4	the general market environment;

4.4.5	any windfall gains; or

4.4.6	the total value that would otherwise be received by the Participant compared to the maximum value that the Award was intended to deliver.

4.5	Process for exercise of Options

A Participant may exercise an Option by giving notice at any time during the Exercise Period in the manner decided by the Committee.

The exercise of an Option is effective on the date of receipt of the notice.

An Option may be exercised in full or in part and on more than one occasion.

To the extent that an Option remains unexercised on the last day before the expiry of the Exercise Period, the Company will be deemed to have received a valid notice of exercise for the Option.

4.6	Option tranches

The Committee may decide that if:

4.6.1	an Option is made up of different tranches; and

4.6.2	the Option is exercised,

all tranches of that Option that are then capable of exercise will be exercised on that occasion.

5.	Lapsing

An Award will lapse to the extent any part of it is no longer capable of Vesting (or of being exercised).

To the extent an Award lapses, it cannot Vest or be exercised under any other provision of the Plan. This means that, to the extent the Award lapses, the Participant has no right to receive the Shares, ADSs or cash comprised in the Award.

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6.	Settlement of Awards

6.1	Delivery of Shares, ADSs or cash

If an Award Vests, the Committee will arrange for the delivery of Shares, ADSs or cash to the Participant as soon as practicable after Vesting or, in the case of an Option, exercise.

6.2	Phantom Award payment

In the case of a Phantom Award, the cash sum will be equal to the aggregate Market Value of the notional Shares or ADSs that have Vested.

6.3	Dividend Equivalents

Where an Award includes Dividend Equivalents, the Participant will receive:

6.3.1	for Conditional Awards and Phantom Awards, an amount equal to the dividends, the record date for which falls between the Award Date and Vesting, multiplied by the number of Shares (or Shares underlying ADSs) in respect of which the Award Vests; or

6.3.2	for Options, an amount equal to the dividends, the record date for which falls between the Award Date and Vesting, multiplied by the number of Shares (or Shares underlying ADSs) in respect of which the Award Vests or, if the Committee so decides, as falls between the Award Date and exercise, multiplied by the number of Shares (or Shares underlying ADSs) in respect of which the Award is exercised.

Dividend Equivalents will be calculated on such basis as the Committee decides. Special dividends will not be included, unless the Committees decides otherwise.

Any Dividend Equivalents may be paid in cash and/or in such whole number of Shares or ADSs (rounded down) that have an aggregate Market Value at Vesting (or, for Options, exercise, as decided by the Committee in its discretion) which is closest to that amount. Dividend Equivalents will be paid on the same date and the same terms as the related Award (or at the time of Vesting for Options, if decided by the Committee).

6.4	Nominee

Shares or ADSs may be delivered to and held by a nominee on behalf of the Participant.

6.5	Shareholder rights

Shares issued in connection with this Plan will rank equally in all respects with the Shares in issue on that date.

ADSs issued in connection with this Plan will rank equally in all respects with the ADSs in issue on that date.

Participants will only be entitled to rights attaching to Shares or ADSs from the date of the allotment or transfer to them.

6.6	Cash alternative

The Committee may choose to settle any Award partly or fully in cash, in which case, the amount to be settled in cash will be equal to the aggregate Market Value of the Shares or ADSs that have Vested (or, in the case of an Option, been exercised) and been chosen by the Committee to be cash settled. The Participant will have no right to acquire the Shares or ADSs in respect of which an Award has been settled in cash.

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6.7	Share transfer tax

The Committee will arrange payment of any transfer taxes in relation to Shares or ADSs on settlement.

7.	Investigations

7.1	Relevant investigation

This rule applies where an investigation is ongoing that might lead to Malus and/or Clawback being triggered in relation to a Participant’s Award.

7.2	Impact of investigation

If an investigation is ongoing then, unless the Committee decides otherwise:

7.2.1	the Participant’s Award will not Vest;

7.2.2	if it is an Option, exercise will be suspended; and

7.2.3	where relevant, the Participant’s Award will not be settled,

until the investigation is concluded and then any Award will only Vest, be exercisable or be settled as determined by the Committee. If the Exercise Period of an Option would otherwise have ended, the Committee can decide to extend the period and “Exercise Period” will be understood accordingly.

8.	Dealing Restrictions

8.1	Application of rule

This rule applies if Dealing Restrictions would prohibit the exercise of an Option, delivering or arranging delivery of Shares, ADSs or cash to settle an Award, and/or the Participant from selling Shares or ADSs, if required to discharge Tax.

8.2	Impact of Dealing Restrictions

If this rule applies, then:

8.2.1	an Unvested Award will not Vest until the Dealing Restrictions cease to apply;

8.2.2	any exercise will take effect on the Business Day after the Dealing Restrictions cease to apply; and

8.2.3	the delivery of Shares, ADSs or cash to settle an Award will not occur until the Dealing Restrictions cease to apply,

unless the Committee decides otherwise. If the Exercise Period of an Option would otherwise have ended, the Committee can decide to extend the period and “Exercise Period” will be understood accordingly.

9.	Holding Period

The Committee may decide that, following Maturity, an Award granted to an Employee may be subject to a Holding Period, of such length as determined by the Committee. Subject to rules 10 (Leaving) and 12 (Takeovers and restructurings), Awards will not Vest until the expiry of the Holding Period.

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10.	Leaving

10.1	Leaving – before Maturity

Where a Participant Leaves before Maturity, the Award will lapse on the date the Participant Leaves, unless other provisions of this rule 10 (Leaving) apply.

If a Participant Leaves for a Good Leaver Reason before Maturity, the Award will:

10.1.1	if the reason is death, Vest on the date of death;

10.1.2	otherwise continue until the normal date of Vesting, unless the Committee decides to accelerate Vesting; and

10.1.3	Vest and, for an Option, become exercisable, only to the extent prescribed by rule 10.4 (Good leavers – Vesting and exercise).

10.2	Leaving – after Maturity

If a Participant Leaves after Maturity:

10.2.1	the Award will continue in accordance with the Plan;

10.2.2	if the reason for Leaving is a Good Leaver Reason, the Committee can decide to end any Holding Period that applies to the Award early; and

10.2.3	in the case of an Option, it will be exercisable until the later of:

(i)	if the reason for Leaving is death, 12 months (or such other period as the Committee decides) following the date of death;

(ii)	6 months (or such other period as the Committee decides) following the date the Participant Leaves for any other reason; or

(iii)	6 months (or such other period as the Committee decides) following the end of any applicable Holding Period,

and, to the extent the Participant’s Award is not exercised during such period, it will then lapse.

10.3	Summary dismissal

If, at any time, a Participant is summarily dismissed or Leaves in circumstances where the Participant’s employer would have been entitled to summarily dismiss the Participant (in the opinion of the Committee) then that Participant’s Awards will immediately lapse.

10.4	Good leavers – Vesting and exercise

If this rule 10.4 (Good leavers – Vesting and exercise) applies:

10.4.1	An Award will only Vest:

(i)	to the extent that the Committee decides any applicable Performance Conditions have been satisfied or deemed to be satisfied as measured over the Performance Period, or such other period as the Committee decides is appropriate if the Performance Period has not yet ended;

(ii)	to the extent that the Committee decides any Other Conditions have been satisfied; and

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(iii)	pro-rata to reflect the period from the Award Date until the date the Participant Leaves, as a proportion of the period from the Award Date until the Expected Maturity Date, calculated by reference to complete months, in each case, unless the Committee decides otherwise and to the extent the Participant’s Award does not Vest, it will then lapse; and

10.4.2	Options will be exercisable:

(i)	if the reason for Leaving is death, for a period of 12 months (or such other period as the Committee decides) following the date of death;

(ii)	if the Participant Leaves for a Good Leaver Reason other than death, during the period after Vesting and ending on the later of:

(a)	6 months (or such other period as the Committee decides) following the date on which the Participant Leaves; or

(b)	6 months (or such other period as the Committee decides) following Vesting,

and, to the extent the Participant’s Award is not exercised during such period, it will then lapse.

10.5	Leaving – Exercise Period

Except where a Participant dies, no period for exercise set out in this rule 10 (Leaving) will extend any Exercise Period that would otherwise apply to an Award if the Participant was not Leaving.

11.	Mobile Participants

11.1	Application of rule

If a Participant moves from one jurisdiction to another or becomes tax resident in a different jurisdiction and, as a result, there may be adverse legal, regulatory or tax consequences for the Participant and/or a Member of the Group in connection with an Award then the Committee may adjust that Participant’s Award so that the Award is on such terms, subject to such conditions and over such shares (or other type of securities or cash) as the Committee may consider appropriate.

11.2	Cancellation

If the Committee decides that the adjustment of an Award under rule 11.1 (Application of rule) is not practicable or appropriate, the Committee may decide that the Award will lapse.

11.3	Notifying Participants

The Committee will notify affected Participants of any adjustment or decision made under this rule 11 (Mobile Participants) as soon as practicable.

12.	Takeovers and restructurings

12.1	Change of Control

Where a person (or a group of persons acting together) obtains Control of the Company as a result of making an offer to acquire Shares, Awards will Vest on the date the person obtains such Control in accordance with rule 12.5 (Vesting), or on such other date as decided by the Committee.

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12.2	Bound or entitled

Where a person becomes bound or entitled to acquire Shares under sections 979 to 982 or 983 to 985 of the Companies Act 2006 (inclusive), Awards will Vest on the date the person becomes so bound or entitled in accordance with rule 12.5 (Vesting), or on such other date as decided by the Committee.

12.3	Schemes of arrangement

Where a court sanctions a compromise or arrangement in connection with the acquisition of Shares, Awards will Vest on the date of the court sanction or the effective date in accordance with rule 12.5 (Vesting), or on such other date as decided by the Committee.

12.4	Winding up

If notice is given of a resolution for the voluntary winding up of the Company, Awards will Vest on the date the notice is given in accordance with rule 12.5 (Vesting), or on such other date as decided by the Committee.

12.5	Vesting

If this rule 12.5 (Vesting) applies, an Award will Vest:

12.5.1	to the extent that the Committee decides any applicable Performance Conditions have been satisfied or deemed to be satisfied as measured over the Performance Period, or such other period as the Committee decides is appropriate if the Performance Period has not yet ended;

12.5.2	to the extent that the Committee decides any Other Conditions have been satisfied; and

12.5.3	pro-rata to reflect the period from the Award Date until the date of Vesting, as a proportion of the period from the Award Date until the Expected Maturity Date, calculated by reference to complete months, in each case, unless the Committee decides otherwise and to the extent the Participant’s Award does not Vest, it will then lapse.

12.6	Exercise

Where an Option Vests pursuant to this rule 12 (Takeovers and restructurings) or was already Vested, it will be exercisable for a period of 1 month, or such other period as the Committee decides, from the date of the relevant event and, to the extent the Participant’s Option is not exercised during such period, it will then lapse.

This will not extend any Exercise Period that would otherwise apply to an Award if a relevant event was not taking place.

12.7	Malus and Clawback Policy

If this rule 12 (Takeovers and restructurings) applies to an Award, the Committee may decide that the Malus and Clawback Policy will no longer apply to an Award or will be varied in its application to the Award.

In relation to any cash, Shares or ADSs acquired prior to the relevant event, the Malus and Clawback Policy will continue to apply, with such amendments as the Committee decides are appropriate.

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13.	Exchange of Awards

13.1	Meaning of “Acquirer”

For the purposes of this rule 13 (Exchange of Awards), “Acquirer” means a person that obtains Control of the Company.

13.2	Application of rule

Where any of rules 12.1 (Change of Control), 12.2 (Bound or entitled) or 12.3 (Schemes of arrangement) is expected to or does apply:

13.2.1	if the relevant event constitutes a corporate reorganisation of the Company where substantially all the shareholders of the Company immediately before the reorganisation will continue to have Control immediately afterwards, Awards will not Vest under rule 12 (Takeovers and restructurings) but will instead, along with Vested Awards, be exchanged for new awards, unless the Committee decides otherwise; and

13.2.2	in any other case, the Committee may, with the consent of the Acquirer, decide that either:

(i)	Awards will not Vest under rule 12 (Takeovers and restructurings) but will instead, along with Vested Awards, be exchanged for new awards; or

(ii)	Participants will be entitled to choose, within a period decided by the Committee, whether to exchange their Award for a new award.

13.3	Timing of exchange

Any such exchange will take place on (or as soon as practicable after) the relevant event under rule 12 (Takeovers and restructurings).

13.4	Exchange terms

Any new award will be granted on such terms and over such shares (or other type of securities) as the Committee decides and, where rule 13.2.2 applies, with the agreement of the Acquirer.

13.5	Interpretation following exchange

Unless the Committee decides otherwise, any new award that is subject to the Plan will be interpreted as if references to Shares or ADSs are references to the shares (or other securities) over which the new award is granted and references to the Company are to such company as the Committee decides.

14.	Variations in share capital

14.1	Adjustment of an Award

If there is:

14.1.1	a variation in the share capital of the Company, including a capitalisation or rights issue, open offer, sub-division, consolidation or reduction of share capital;

14.1.2	a demerger (in whatever form);

14.1.3	a special dividend or distribution; or

14.1.4	any other transaction which the Committee decides will materially affect the value of the Shares or ADSs,

the Committee may adjust the number or class of the Shares or ADSs to which an Award relates, the Performance Condition to which an Award is subject or make any other adjustment to Awards as it considers appropriate in its discretion.

The Committee will notify affected Participants of any adjustment made under this rule 14.1 (Adjustment of an Award) as soon as practicable.

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14.2	Accelerated Vesting

If the Committee decides that an adjustment of an Award is not practicable or appropriate, then the Committee may decide that the Award will Vest:

14.2.1	immediately prior to, and conditional on, the relevant event;

14.2.2	to the extent that the Committee determines any applicable Performance Conditions have been satisfied or deemed to be satisfied as measured over the Performance Period, or such other period as the Committee decides is appropriate if the Performance Period has not yet ended;

14.2.3	to the extent that the Committee determines any Other Conditions have been satisfied;

14.2.4	pro-rata to reflect the period from the Award Date until the date of Vesting, as a proportion of the period from the Award Date until the Expected Maturity Date, calculated by reference to complete months; and

14.2.5	with the continued application of the Malus and Clawback Policy,

in each case, unless the Committee decides otherwise and to the extent an Award does not Vest, it will then lapse.

Where an Option Vests pursuant to this rule 14.2 (Accelerated Vesting) or was already Vested, it will be exercisable for a period of 1 month, or such other period as the Committee decides, from the date of the relevant event and, to the extent the Participant’s Option is not exercised during such period, it will then lapse.

This will not extend any Exercise Period that would otherwise apply to an Award if a relevant event was not taking place.

15.	Tax

15.1	Withholding

Any Member of the Group, any employing company, the trustee of any relevant employee benefit trust or any third-party provider nominated by the Committee may make withholding arrangements as set out in this rule 15.1 (Withholding).

A withholding entity may make such withholding arrangements as it considers necessary or desirable, including making deductions from any cash payment owed to the Participant.

Withholding arrangements may include the sale on behalf of the Participant of some or all of the Shares or ADSs to which the Participant is entitled under the Plan.

An entity may withhold to meet any liability for Tax, to meet any applicable dealing and/or currency exchange costs and other associated costs and/or to set-off any financial liability owed by the Participant to any Member of the Group or associated company.

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15.2	Participant indemnity

A Participant will, if requested, indemnify the Group for the Participant’s liability for Tax.

16.	Terms of employment

16.1	Application

This rule 16 (Terms of employment) applies during an Employee’s employment and after the termination of an Employee’s employment, whether or not the termination is lawful.

16.2	Not part of employment contract

Nothing in the rules of the Plan or the operation of the Plan forms part of an Employee’s contract of employment or alters it. The rights and obligations arising from the employment or former employment relationship between the Employee and the relevant Member of the Group are separate from, and are not affected by, the Plan. Participation in the Plan does not create any right to, or expectation of, employment (continued or otherwise).

16.3	No future expectation

No Employee has a right to participate in the Plan. Participation in the Plan or the grant of an Award on a particular basis in any year does not create any right to or expectation of participation in the Plan or the grant of an Award on the same, or any other, basis (or at all) in the future.

16.4	Decisions and discretion

The terms of the Plan do not entitle the Employee to the exercise of any discretion in the Employee’s favour. The Employee will have no claim or right of action in respect of any decision, omission or discretion which may operate to the disadvantage of the Employee.

16.5	No compensation

No Employee has any right to compensation or damages for any loss (actual or potential) in relation to the Plan, including any loss in relation to:

16.5.1	any loss or reduction of rights or expectations under the Plan in any circumstances (including lawful or unlawful termination of employment);

16.5.2	any exercise of a discretion or a decision taken in relation to an Award or to the Plan, or any failure or delay to exercise a discretion or take a decision; or

16.5.3	the operation, suspension, termination or amendment of the Plan.

16.6	Waiver

By participating in the Plan, an Employee agrees to waive all rights which might otherwise arise under the Plan, other than the right to acquire Shares, ADSs or cash (as appropriate) subject to and in accordance with the explicit rules of the Plan, in consideration for and as a condition of the grant of an Award.

17.	General

17.1	Data protection

Participation in the Plan will be subject to:

17.1.1	any data protection policies applicable to any relevant Member of the Group; and

17.1.2	any applicable privacy notices.

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17.2	Consents and filings

All allotments, issues and transfers of Shares, ADSs or cash payments will be subject to the Company’s articles of association and any necessary consents or filings required in any relevant jurisdiction. The Participant will be responsible for complying with any requirements needed in order to obtain, or to avoid the necessity for, any such consents or filings.

17.3	Source of Shares and ADSs

Awards may be settled using Shares or ADSs (as appropriate) that are newly issued, transferred from treasury or purchased in the market.

17.4	Listing

If, and for as long as the Shares are listed on the London Stock Exchange (or, if the Committee decides, any other stock exchange on which the Shares are traded), the Company will apply as soon as practicable for the listing and admission to trading on such exchange of any Shares issued in connection with the Plan.

If, and for as long as the ADSs are listed on the New York Stock Exchange (or, if the Committee decides, any other stock exchange on which the ADSs are traded), the Company will apply as soon as practicable for the listing and admission to trading on such exchange of any ADSs issued in connection with the Plan.

17.5	Notices

Any notice or other communication required under this Plan will be given in writing, which may include electronic means.

Any notice or other communication to be given to an Employee or Participant may be delivered by electronic means (including by email, through the Group’s intranet or a share plan portal), personally delivered or sent by ordinary post to such address as the Committee reasonably considers appropriate.

Any notice or other communication to be given to the Company or its agents may be delivered or sent to its registered office or such other place and by such means as the Committee or the Company’s agents may specify and notify to Employees and/or Participants, as relevant.

Notices or other communications:

17.5.1	sent electronically will be deemed to have been received immediately (if sent during usual business hours) or at the opening of business on the next Business Day (if sent outside usual business hours);

17.5.2	that are personally delivered will be deemed to have been received when left at the relevant address (if left during usual business hours) or at the opening of business on the next Business Day (if left outside usual business hours); and

17.5.3	sent by post will be deemed to have been received 24 hours after posting to a UK address or 3 days after posting to an address outside the UK,

unless there is evidence to the contrary.

All notices or communications to be given to Employees or Participants are given and sent at the risk of the addressee. No Member of the Group has any liability in respect of any notice or communication given or sent, nor need they be concerned to see that the addressee actually receives it.

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17.6	Third party rights

Except as otherwise expressly stated to the contrary, nothing in the Plan confers any benefit, right or expectation on any person other than an Employee, Participant or Member of the Group. No third party has any rights under the Contracts (Rights of Third Parties) Act 1999 (or any similar legislation in any jurisdiction) to enforce any rule of this Plan.

17.7	Bankruptcy

A Participant’s Award will lapse if the Participant becomes bankrupt or enters into a compromise (or any equivalent in any jurisdiction) with the Participant’s creditors generally, other than where the compromise (or equivalent in any jurisdiction) is entered into by the Participant voluntarily and at the Participant’s complete discretion.

17.8	Not pensionable

None of the benefits that may be received under the Plan are pensionable.

17.9	Not transferable

A Participant’s Award will lapse if the Participant transfers, assigns, charges or otherwise disposes of the Award or any of the rights in respect of it, whether voluntarily or involuntarily (other than to that Participant’s personal representatives on death).

17.10	Currency conversions

Any conversion of money into different currencies (whether notional or actual) will be done at a time and rate of exchange that the Committee decides.

No Member of the Group will be liable for any loss due to movements in currency exchange rates or conversion or money transfer charges.

17.11	No liability for delay

No Member of the Group will be liable for any loss arising from any delay in giving effect to any notice or communication received from an Employee or Participant or in procuring a sale, allotment or transfer of any Shares or ADSs.

18.	Administration

18.1	Administration of the Plan

The Plan will be administered by the Committee, which has authority to make such rules and regulations for the administration of the Plan as it considers necessary or desirable. The Committee may delegate any and all of its rights and powers under the Plan.

18.2	Committee decisions

All decisions of the Committee in connection with the Plan and its interpretation and the terms of any Awards (including in any dispute) will be final and conclusive.

The Committee will decide whether and how to exercise any discretion in the Plan.

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18.3	Severance of rules

If any provision of the Plan is held to be invalid, illegal or unenforceable for any reason by any court with jurisdiction then, for the purposes of that jurisdiction only:

18.3.1	such provision will be deleted; and

18.3.2	the remaining provisions will continue in full force and effect,

unless the Committee decides otherwise.

18.4	Language

Where there is any conflict between the terms of the English version of the Plan, the Awards and/or any ancillary documents and a version in any other language, the English language version will prevail.

18.5	Dealing Restrictions

Each person will have regard to Dealing Restrictions when operating, interpreting, administering, participating in and/or taking any other action in relation to the Plan.

19.	Changing the Plan and termination

19.1	General power

The Committee may change the Plan in any way and at any time.

19.2	Shareholder approval

The Committee will obtain prior approval of shareholders by ordinary resolution for any change to the Plan which is to the advantage of present or future Participants and which relates to any of the following:

19.2.1	the persons who may receive Shares, ADSs or cash under the Plan;

19.2.2	the total number or amount of Shares, ADSs or cash which may be delivered or paid under the Plan;

19.2.3	the maximum entitlement for any Participant;

19.2.4	the basis for determining a Participant’s entitlement to, and the terms of, Shares, ADSs or cash provided under the Plan and the rights of a Participant in the event of a variation made under rule 14.1.1; and

19.2.5	this rule 19.2 (Shareholder approval).

19.3	Shareholder approval – minor changes exception

The Committee need not obtain shareholder approval for any minor changes to the Plan which are to:

19.3.1	benefit the administration of the Plan;

19.3.2	comply with or take account of a change in legislation; and/or

19.3.3	obtain or maintain favourable tax, exchange control or regulatory treatment of any Member of the Group or any present or future Participant.

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19.4	Participant consent

If a proposed change would be to the material disadvantage of one or more Participants in respect of existing rights under the Plan, then the Committee must obtain the written consent of the affected Participant(s).

19.5	Participant consent – minor changes exception

The Committee need not obtain Participant consent for any minor changes which are to:

19.5.1	benefit the administration of the Plan;

19.5.2	comply with or take account of a change in legislation; and/or

19.5.3	obtain or maintain favourable tax, exchange control or regulatory treatment of any Member of the Group or any present or future Participant.

19.6	Participant consent – majority consent exception

The Committee need not obtain the consent of a Participant if:

19.6.1	the Committee invites each disadvantaged Participant to indicate whether or not they approve the change; and

19.6.2	a majority of the Participants who respond make an indication to approve the change.

19.7	Notice of change

The Committee will give written notice of changes to Participants whose Awards are materially affected.

19.8	International variations

The Committee may establish plans or schedules based on the Plan, but modified to take account of any local tax, exchange control or securities laws in other jurisdictions, provided that any Awards made under such plans or schedules are subject to the limits set out in rule 3 (Limits).

19.9	Termination of the Plan

The Plan will terminate on the later of:

19.9.1	the 10th anniversary of shareholder approval of the Plan; and

19.9.2	the date of the Company’s Annual General Meeting in the 10th anniversary year of shareholder approval of the Plan,

or on such earlier date as the Committee decides. Termination will not affect existing rights under the Plan.

20.	Governing law and jurisdiction

The laws of England and Wales govern the Plan and all Awards. The courts of England and Wales have exclusive jurisdiction in respect of any disputes arising in connection with the Plan or any Award.

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Schedule 1
Awards granted to US Taxpayers

1.	Introduction

The purpose of this Schedule is to make certain variations to the terms of the Plan in the case of its operation for Participants who are US Taxpayers. In the event that a Participant becomes a US Taxpayer after the Award Date, then the Participant’s Awards will immediately be modified in a manner consistent with the provisions of this Schedule.

2.	Meaning of words used

In this Schedule:

“Award Short-Term Deferral Period” means the period commencing on the date that a Conditional Award or Phantom Award first is no longer subject to a “substantial risk of forfeiture” for the purposes of Section 409A and ending upon the 15th day of the third month following the end of the Taxable Year in which such Conditional Award or Phantom Award first is no longer subject to the substantial risk of forfeiture;

“Option Short-Term Deferral Period” means the period commencing on the date that an Option first is no longer subject to a “substantial risk of forfeiture” for the purposes of Section 409A and ending on 31 December of the calendar year in which such Option first is no longer subject to the substantial risk of forfeiture;

“Section 409A” means Section 409A of the US Internal Revenue Code of 1986, as amended, and the Treasury Regulations promulgated and other official guidance issued under it, collectively, and “Treasury Regulations” will be understood accordingly;

“Short-Term Deferral Period” means the Award Short-Term Deferral Period or the Option Short-Term Deferral Period, as applicable;

“Taxable Year” means the calendar year or, if later, the end of the taxable year of the Member of the Group that employs the US Taxpayer; and

“US Taxpayer” means a Participant who is subject to US federal income taxation on the Award Date, or who is expected to become subject to US federal income taxation following the Award Date, or who becomes subject to US federal income taxation following the Award Date but prior to the date upon which any part of the Award Vests.

3.	Settlement and Exercise of Awards

3.1	Timing for payment of Conditional Awards and Phantom Awards

Notwithstanding any of the rules of the Plan, and except as otherwise permitted by the following paragraph, a Conditional Award or Phantom Award granted to a US Taxpayer, must be settled under rule 6 (Settlement of Awards) no later than the end of the Award Short-Term Deferral Period.

In the event that a Conditional Award or Phantom Award granted to a US Taxpayer has not been settled by the end of the Award Short-Term Deferral Period because settlement would have violated applicable law, then to the extent permissible under Section 1.409A-1(b)(4)(ii) of the proposed Treasury Regulations, such settlement may be delayed so long as the Conditional Award or Phantom Award is then settled at the earliest date at which it is reasonably anticipated that such law no longer prevents such settlement.

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3.2	Timing for exercise of Options

Notwithstanding any of the rules of the Plan, and except as otherwise permitted by the following paragraph, an Option granted to a US Taxpayer must be exercised under rule 4.5 (Process for exercise of Options) no later than the end of the applicable Option Short-Term Deferral Period and the Exercise Period will end on such date. To the extent required to achieve this, an Option (or unexercised portion of it) will be deemed exercised and rule 4.5 (Process for exercise of Options) will be interpreted accordingly.

In the event an Option (or portion of it) granted to a US Taxpayer has not been exercised by the end of the Option Short-Term Deferral Period because such exercise would have violated applicable law, then to the extent permissible under Section 1.409A-1(b)(4)(ii) of the proposed Treasury Regulations, such exercise may be delayed so long as the Option (or portion of it) is then exercised at the earliest date at which it is reasonably anticipated that such law no longer prevents such exercise.

3.3	Dividend Equivalents

Any Dividend Equivalents in respect of an Award granted to a US Taxpayer will be paid under rule 6.3 (Dividend Equivalents) no later than the end of the applicable Award Short-Term Deferral Period (for Dividend Equivalents on Conditional Awards and Phantom Awards) or Option Short-Term Deferral Period (for Dividend Equivalents on Options), or such later date permitted by the second paragraph of Paragraph 3.1 (Timing for payment of Conditional Awards and Phantom Awards) or the second paragraph of Paragraph 3.2 (Timing for exercise of Options).

3.4	Leavers

If a US Taxpayer Leaves for a Good Leaver Reason other than death and, in accordance with Paragraph 3.1 (Timing for payment of Conditional Awards and Phantom Awards), Paragraph 3.2 (Timing for exercise of Options) or Paragraph 3.3 (Dividend Equivalents) above, a Conditional Award or Phantom Award is satisfied before the Expected Maturity Date, an Option is exercised before the Expected Maturity Date or Dividend Equivalents are paid before the Expected Maturity Date (or the end of the Holding Period in each case, where one applies), the Shares, ADSs or cash (as the case may be) acquired by the US Taxpayer may not be transferred, assigned or otherwise disposed of by or on behalf of the US Taxpayer before the Expected Maturity Date (or the end of the Holding Period, where one applies) other than:

3.4.1	to the US Taxpayer’s personal representatives in the event of the US Taxpayer’s subsequent death;

3.4.2	to a nominee on behalf of the US Taxpayer;

3.4.3	in accordance with rule 15.1 (Withholding) to fund any liability for Tax (as well as any applicable dealing and/or currency exchange costs and other associated costs or to set-off any financial liability owed by the Participant to any Member of the Group or associated company);

3.4.4	due to any Malus and/or Clawback being triggered; or

3.4.5	if the Committee decides otherwise.

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4.	No extension of Short-Term Deferral Period

4.1	Delay for investigations

The application of rule 7 (Investigations) to an Award granted to a US Taxpayer will not impose an additional, or extend the existing, substantial risk of forfeiture applicable to the Award for the purposes of Section 409A, and will not extend the deadline for settlement under Paragraph 3.1 (Timing for payment of Conditional Awards and Phantom Awards), for exercise under Paragraph 3.2 (Timing for exercise of Options) or for payment under Paragraph 3.3 (Dividend Equivalents), as applicable.

4.2	Dealing Restrictions

The application of Dealing Restrictions to an Award granted to a US Taxpayer will not impose an additional, or extend the existing, substantial risk of forfeiture applicable to the Award for the purposes of Section 409A, and will not extend the deadline for settlement under Paragraph 3.1 (Timing for payment of Conditional Awards and Phantom Awards), for exercise under Paragraph 3.2 (Timing for exercise of Options) or for payment under Paragraph 3.3 (Dividend Equivalents), as applicable. Notwithstanding the foregoing, to the extent the settlement, exercise or payment would violate applicable law, such settlement, exercise or payment may be delayed pursuant to the second paragraph of Paragraph 3.1 (Timing for payment of Conditional Awards and Phantom Awards) or the second paragraph of Paragraph 3.2 (Timing for exercise of Options).

4.3	Holding Period

For the avoidance of doubt, any Holding Period imposed by the Company with respect to an Award granted to a US Taxpayer will not impose an additional or extend the existing substantial risk of forfeiture applicable to such Award for the purposes of Section 409A.

5.	Changes to Awards

5.1	Conditions

Any Performance Conditions or Other Conditions applicable to an outstanding Award granted to a US Taxpayer may not be altered if and to the extent that the alteration would result in the Short-Term Deferral Period ending earlier, except where the condition is waived.

5.2	Adjustments

Where there is to be an adjustment of an Award granted to a US Taxpayer pursuant to rule 11 (Mobile Participants) or rule 14 (Variations in share capital), the Committee will attempt to structure the terms of the adjustment so that it does not violate Section 409A.

5.3	Takeovers and restructurings

Where there is to be an adjustment of an Award granted to a US Taxpayer pursuant to rule 12 (Takeovers and restructurings), the Committee will attempt to structure the terms of the adjustment of the Award such that the adjustment does not violate Section 409A.

5.4	Exchange of Awards

Where there is to be an exchange of an Award granted to a US Taxpayer pursuant to rule 13 (Exchange of Awards), the Committee will attempt to structure the terms of the exchange and the new award under rule 13 (Exchange of Awards) such that neither the exchange nor the new award violate Section 409A.

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5.5	Changing the Plan or Awards

Notwithstanding rule 19 (Changing the Plan and termination), any amendment to the Plan (including this Schedule) or an Award will only be effective with respect to an Award granted to a US Taxpayer to the extent that it does not cause the Award to violate Section 409A.

6.	General

6.1	Intention

Awards granted to US Taxpayers, and any Dividend Equivalents in respect of such Awards, are intended to be exempt from the requirements of Section 409A under the short-term deferral exception described in Section 1.409A-1(b)(4), and the Plan (including this Schedule) will be interpreted and administered consistent with this intention with respect to Awards granted to US Taxpayers and any Dividend Equivalents in respect of such Awards.

6.2	No guarantee

Notwithstanding any other provision of the Plan (including this Schedule) or any Award, no Member of the Group guarantees or warrants to any person that an Award granted to a US Taxpayer is exempt from or complies with Section 409A. Each US Taxpayer is solely responsible and liable for the satisfaction of all taxes, penalties and interest that may be imposed on the US Taxpayer in connection with the Plan and/or this Schedule or any Award, including any taxes, penalty or interest under Section 409A. No Member of the Group will have any obligation to indemnify or otherwise hold a US Taxpayer harmless from any or all of such taxes, penalty or interest.

6.3	Conflict

In the event of any conflict between a provision of the main rules of the Plan and a provision of this Schedule, with respect to an Award granted to a US Taxpayer, the provisions of this Schedule will take precedence.

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